Filed under Rule 425

under the Securities Act of 1933, as amended

and deemed filed under Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Filing by: Global Technology Acquisition Corp. I

Subject Company: Global Technology Acquisition Corp. I

SEC File No.: 333-279689

On May 24, 2024, Tyfon Culture Holdings Limited and Global Technology Acquisition Corp. I jointly issued the following press release.

Tyfon and Global Technology Acquisition Corp. I Announce Public Filing of Registration Statement on Form F-4 in Connection with Proposed Business Combination

● Transaction expected to close in the second half of 2024

ZEPHYR COVE, NEVADA and SUZHOU, CHINA, May 24, 2024 – Global Technology Acquisition Corp. I (NASDAQ: GTAC) (“GTAC”), a special purpose acquisition company, and Tyfon Culture Holdings Limited (“Tyfon”), a well-recognized offline to online (“O2O”) Chinese art marketplace, today announced the filing with the U.S. Securities and Exchange Commission (the “SEC”) of a registration statement on Form F-4 (the “Registration Statement”) relating to their previously announced proposed business combination (the “Business Combination”). The Registration Statement contains a preliminary proxy statement/prospectus of GTAC that discloses important information about GTAC, Tyfon and the Business Combination, including a business overview of Tyfon, terms of the Business Combination, pro forma financial information of the combined company, and risk factors. The Registration Statement has not yet been declared effective by the SEC, and the information contained therein is subject to change. The Registration Statement can be viewed on the SEC’s website at www.sec.gov. For the direct link to the Form F-4 filing, visit: https://www.sec.gov/ix?doc=/Archives/edgar/data/0001848821/000149315224021218/formf-4.htm

Upon the closing of the Business Combination, the combined company will be named Tyfon Culture Inc. and will be listed on the Nasdaq Stock Market under the ticker symbol “TFCI”. The Business Combination is expected to close in the second half of 2024, subject to customary closing conditions, including regulatory and shareholder approvals.

About Tyfon Culture Holdings Limited

Founded in 2013 and headquartered in Suzhou, Jiangsu Province, China, Tyfon is a leading contemporary Chinese art marketplace. Tyfon combines an offline network of operations with an innovative online technology marketplace to improve and optimize a traditionally inefficient art buying experience. Tyfon acts as an agent by matching the needs of contemporary Chinese paintings sellers (including artists and painting owners) with buyers. More information about Tyfon is available at https://en.tyfon.com.cn/.

About Global Technology Acquisition Corp. I

Global Technology Acquisition Corp. I is a special purpose acquisition company formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. For more information, visit www.globaltechnologyacquisitioncorp.com.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements also include, but are not limited to, statements regarding the effectiveness of the Registration Statement or the timing thereof, expectations related to the terms and timing of the Business Combination, and current or future business operations, as applicable. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of GTAC’s and Tyfon’s management and are not predictions of actual performance.

These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from those expressed or implied by these forward-looking statements. Although each of GTAC and Tyfon believes that it has a reasonable basis for each forward-looking statement contained in this press release, each of GTAC and Tyfon cautions you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. In addition, there will be risks and uncertainties described in the proxy statement/prospectus included in the Registration Statement relating to the Business Combination, which has been filed by GTAC with the SEC, and other documents filed by GTAC from time to time with the SEC. These filings may identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Neither GTAC nor Tyfon can assure you that the forward-looking statements in this press release will prove to be accurate. These forward-looking statements are subject to a number of risks and uncertainties, including, among others, the inability of the GTAC and Tyfon to successfully or timely consummate the Business Combination due to the failure to obtain approval from GTAC’s shareholders or to satisfy other closing conditions in the Business Combination Agreement; the occurrence of any event that could give rise to the termination of the Business Combination Agreement; the ability to recognize the anticipated benefits of the Business Combination; risks relating to the uncertainty of the projected financial information with respect to Tyfon; the amount of redemption requests made by GTAC’s public shareholders; costs related to the Business Combination; the risk that the Business Combination disrupts current plans and operations as a result of the announcement and consummation of the Business Combination; the outcome of any potential litigation, government or regulatory proceedings; the ability of GTAC and/or Tyfon to raise capital, including the amount of such capital raise, and the terms on which any capital is raise; economic and social development and government policies in the PRC; the ability of Tyfon to anticipate and respond to the changes in customer preferences and demands; the ability of Tyfon to maintain and enlarge business relationships with its customers; risks relating to the appraisal, certification, verification and pricing of collectibles; the ability of Tyfon to host successful offline exhibitions and promotions and maintain its sales and marketing activities; Tyfon’s exposure to concentration risks in terms of revenue generation; Tyfon’s exposure to reputation risks and losses in the event of title claims, copyright claims and other liabilities from sales of collectibles; the risk of system disruptions or other hacking or phishing attacks on Tyfon’s system and security breaches; the risk of Tyfon’s failure to comply with the evolving laws, regulations and government policies, including regarding privacy and data protection; Tyfon’s exposure to rapid changes in technology and the inability to keep up with technological developments; the risk of the loss, damage or theft of the collectibles; and other risks and uncertainties, including those to be included under the heading “Risk Factors” in the Registration Statement filed by GTAC with the SEC on May 24, 2024 and those included under the heading “Risk Factors” in the annual report on Form 10-K for year ended December 31, 2023 of GTAC and in its subsequent quarterly reports on Form 10-Q and other filings with the SEC. There may be additional risks that neither GTAC nor Tyfon presently know or that GTAC and Tyfon currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In light of the significant uncertainties in these forward-looking statements, nothing in this press release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. The forward-looking statements in this press release represent the views of GTAC and Tyfon as of the date of this press release. Subsequent events and developments may cause those views to change. However, while GTAC and Tyfon may update these forward-looking statements in the future, there is no current intention to do so and GTAC and Tyfon disclaim any obligation to do so, except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing the views of GTAC or Tyfon as of any date subsequent to the date of this press release.

No Offer or Solicitation

This press release is not an offer to sell or exchange, a solicitation of an offer to buy, or a recommendation to purchase, any securities in any jurisdiction, or the solicitation of any vote, consent or approval in any jurisdiction in connection with the Business Combination and related transactions, nor shall there be any sale, issuance or transfer of any securities in any jurisdiction where, or to any person to whom, such offer, solicitation or sale may be unlawful under the laws of such jurisdiction. This press release does not constitute either advice or a recommendation regarding any securities. No offering of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, or an exemption therefrom.

Additional Information

In connection with the Business Combination, GTAC has filed the Registration Statement with the SEC, and after the Registration Statement is declared effective, GTAC intends to mail the definitive proxy statement/prospectus relating to the Business Combination to its shareholders. This press release does not contain all the information that should be considered concerning the Business Combination and is not a substitute for the registration statement, proxy statement or for any other document that GTAC may file with the SEC in connection with the Business Combination. TYFON’S AND GTAC’S SHAREHOLDERS AND OTHER INTERESTED PERSONS ARE ADVISED TO READ THE preliminary proxy statement/prospectus included in the REGISTRATION STATEMENT, THE DEFINITIVE PROXY STATEMENT/PROSPECTUS, AND ANY AMENDMENTS OR SUPPLEMENTS THERETO, AS WELL AS THE OTHER DOCUMENTS FILED IN CONNECTION WITH THE BUSINESS COMBINATION, CAREFULLY AND IN THEIR ENTIRETY, WHEN THEY BECOME AVAILABLE, AS THESE MATERIALS WILL CONTAIN IMPORTANT INFORMATION ABOUT TYFON, GTAC AND THE BUSINESS COMBINATION. Shareholders are able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus, once available, and other documents filed with the SEC without charge at the SEC’s website at www.sec.gov, or by directing a request to: GTAC, 195 US Hwy 50, Suite 309, Zephyr Cove, NV 89448; Tel: (307) 203-7980.

Participants in the Solicitation

GTAC, Tyfon and their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from GTAC’s shareholders in connection with the Business Combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of GTAC’s shareholders in connection with the Business Combination is contained the Registration Statement. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, which may, in some cases, be different than those of GTAC’s shareholders generally, has also been included in preliminary proxy statement/prospectus, and will be included in the definitive proxy statement/prospectus, when available. Shareholders, potential investors and other interested persons should read the preliminary proxy statement/prospectus and the definitive proxy statement/prospectus, when available, carefully before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

Investor Relations Contact:

Robin Yang

ICR, LLC

(646) 224-6971

Tyfon.IR@icrinc.com